 Stream Communications Network & Media Inc.

Consolidated Financial Statements

For the three months ended March 31, 2006

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2006

Stream Communications Network & Media Inc.

 Consolidated Balance Sheets

 (in Canadian dollars) (unaudited)

	March 31, 2006	December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	$ 238,869	$ 439,937
Accounts receivable - net (note 2)	297,482	293,898
Inventory	10,339	8,459
Prepaid expenses and advances	83,045	75,035
	629,735	817,329

Property, plant and equipment (note 3)	9,474,929	9,367,012
Intangibles - (note 4)	2,594,282	2,927,767
	$ 12,698,946	$ 13,112,108
LIABILITIES
Current Liabilities
Trade accounts payable and accrued liabilities	$ 2,129,156	$ 2,565,017
Accounts payable pertaining to financing costs	430,473	477,113
Corporation income taxes payable	17,363	11,577
Deferred revenue	68,143	15,430
Loans payable and leasing contracts - current portion (note 5)	360,732	300,366
	3,005,867	3,369,503
Long-term Liabilities
Loans payable and leasing contracts - (note 5)	4,859,433	4,873,760
	7,865,300	8,243,263
Non-controlling interest	712,920	690,678
	8,578,220	8,933,941
SHAREHOLDERS' EQUITY
Capital stock	-
Authorized: 150,000,000 common shares of no par value
Issued and fully paid (note 7)	41,706,197	41,129,499
Contributed surplus	2,877,474	2,877,474
Private placement subscriptions	-	291,455
Warrants (note 7e)	2,802,410	2,439,684
Cumulative translation account (note 6)	(356,355)	(158,859)
Deficit	(42,909,000)	(42,401,086)
	4,120,726	4,178,167
	$ 12,698,946	$ 13,112,108

"Iwona Kozak"

"Casey Forward"

President

Chief Financial Officer

Stream Communications Network & Media Inc.

 Consolidated Statements of Operations and Deficit

 (in Canadian dollars) (unaudited)

	For the three months ended March 31, 2006	For the three months ended March 31, 2005

Revenues	$ 1,567,829	$ 1,437,672
Expenses
Administration and services	270,720	303,641
Interest, long-term	53,987	71,500
Interest, short-term	20,828	8,886
Investor relations	12,289	639,941
Legal and accounting	83,788	84,059
Occupancy costs	100,363	122,622
Programming	341,043	252,680
Sales and marketing	50,489	61,899
Stock-based compensation	-	1,347,727
Travel and automotive	53,019	57,647
Wages for ongoing operations	492,554	489,689
	1,479,080	3,440,291
Profit (loss) before undernoted items	88,749	(2,002,619)

Amortization of property, plant and equipment	225,898	225,671
Amortization of intangibles	343,003	246,507
	568,901	472,178
Loss before other items	(480,152)	(2,474,797)
Other items
Interest income	3,608	4,726
Financing expenses	(9,583)	(86,221)
Foreign exchange gain (loss)	(6,074)	(34,757)
	(12,049)	(116,252)

Loss before non-controlling interest	(492,201)	(2,591,049)

Non-controlling interest	(15,713)	(16,884)
	(507,914)	(2,607,933)
Provision for income taxes	-	-
Net loss for the period	(507,914)	(2,607,933)

Deficit, beginning of year	(42,401,086)	(36,589,727)

Deficit, end of period	$ (42,909,000)	$ (39,197,660)

Loss per share, basic and diluted
Loss per share	$ (0.01)	$ (0.08)

Weighted average number of shares
Basic and diluted	49,062,752	31,688,749

Stream Communications Network & Media Inc.

 Consolidated Statements of Cash Flows

(in Canadian dollars) (unaudited)

	For the year ended December 31, 2005	For the three months ended March 31, 2006

Operating Activities
Net loss for the period	$ (507,914)	$ (2,607,933)
Items not involving cash
Amortization	568,901	472,178
Stock-based compensation	-	1,347,727
Issuance of shares for debt	-	419,873
Non-controlling interest	15,713	16,197
Change in non-cash working capital
Accounts receivable	(2,154)	(181,757)
Inventory	(1,834)	(16,266)
Prepaid expenses and advances	(7,614)	(14,900)
Accounts payable and accrued liabilities	(438,811)	(100,738)
Corporation income taxes	5,724	-
Deferred revenue	54,246	-
Net cash provided (used) by operating activities	(313,743)	(665,619)

Financing Activities

Issuance of shares and warrants for cash	596,260	-
Subscriptions received for private placements to be issued	-	828,303
Proceeds (repayment) of loans and leasing contracts	41,355	(30,344)
Net cash provided by financing activities	637,615	797,959

Investing Activities
Purchase of property, plant and equipment	(283,802)	(640,615)

Net cash used in investing activities	(283,802)	(640,615)

Foreign exchange effect on cash and cash equivalents (note 6)	(241,138)	52,947

Change in cash and cash equivalents	(201,068)	(455,328)

Cash and cash equivalents at beginning of period	439,937	640,308

Cash and cash equivalents at end of period	$ 238,869	$ 184,980

Stream Communications Network & Media Inc.

Notes to the Financial Statements for the three months ended March 31, 2006

(in Canadian dollars) (unaudited)

1.

NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network & Media Inc. (“Stream” or the “Company”) mainly provides cable television services and high-speed internet access in the country of Poland.

The Company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada.  On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc. and on August 9, 2004 to Stream Communications Network & Media Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2005 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2005 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

Percentage ownership

Country of

March 31,     December 31

Incorporation

2006

2006

EES Waste solutions Limited

Cyprus

0.0%

100.0%

Stream Communications Sp. z o.o. ("Stream Sp.")

Poland

100.0%

100.0%

Gimsat Sp. z o.o. ("Gimsat")

Poland

100.0%

100.0%

IEWS S.A.

Poland

100.0%

100.0%

Streamline Media Sp. z.o.o. ("Streamline") - (formerly Polvoice.com Sp. z o.o.)

Poland

100.0%

100.0%

Bielsat.com Sp. z o.o. ("Bielsat")

Poland

51.0%

51.0%

ASK Stream Sp. z o.o. ("Ask")

Poland

60.0%

60.0%

Vega Sp. z o.o.("Vega")

Poland

100.0%

98.0%

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of accounts receivable; property, plant and equipment; stock-based compensation; accounts payable and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates, and it is reasonably possible, based on existing knowledge that changes in future conditions in the near term could require a material change in the recognized amount.

2.	ACCOUNTS RECEIVABLE		March 31, 2006	December 31, 2005

	Accounts receivable		$ 424,659	$ 464,012
	Allowance for doubtful accounts		(127,177)	(196,992)
	Accounts receivable - net		$ 297,482	$ 293,898

3.	PROPERTY, PLANT AND EQUIPMENT	Cost	Accumulated amortization	Net book value
	March 31, 2006
	Automobiles	$ 382,640	$ 130,425	$ 252,215
	Cable television network equipment and conduit	13,222,408	4,492,925	8,729,483
	Furniture and equipment	384,164	364,459	19,705
	Computer software	75,301	74,971	330
	Plant construction-in-progress	473,196	-	473,196
		$ 14,537,709	$ 5,062,780	$ 9,474,929
	December 31, 2005
	Automobiles	$ 408,786	$ 122,563	$ 286,223
	Cable television network equipment and conduit	13,076,881	4,276,677	8,800,204
	Furniture and fixtures	426,619	400,287	26,332
	Computer software	74,933	74,374	559
	Plant construction-in-progress	253,694	-	253,694
		$ 14,240,913	$ 4,873,901	$ 9,367,012

Stream Communications Network & Media Inc.

Notes to the Financial Statements for the three months ended March 31, 2006

(in Canadian dollars) (unaudited)

4.	INTANGIBLE ASSETS
	March 31, 2006	Cost	Accumulated amortization	Impairment	Net book value
	Subscriber base	$ 7,600,640	$ 3,113,497	$ 1,892,861	$ 2,594,282
December 31, 2005
	Subscriber base	$ 7,568,120	$ 2,757,621	$ 1,882,732	$ 2,927,767

5.	LOANS PAYABLE AND LEASING CONTRACTS	March 31, 2006	December 31, 2005

Bank loan secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum. Maturity date is September 5, 2009.

		$ 478,914	$ 510,492
	Bank loan secured by the fixed assets of the Company repayable at a rate of $3,333 per month at an interest rate of 7.12% per annum. Maturity date is June 14, 2010.	60,963	64,203
	Bank credit facility secured by the accounts receivable of Vega for up to $356,000 to be drawn by June 30, 2006 at an interest rate of 9.62% per annum and amortized over a 55 month period. Maturity date is December 31, 2010.	103,839	39,222
	Automotive and equipment leasing contracts secured by the asset being leased and a guarantee by the Company, monthly payments at December 31, 2005 were $12,483 at an average interest rate of 11.3%. Maturity dates vary from April 1, 2006 to December 8, 2007.	213,250	256,782
	A loan bearing interest at 5%, compounded annually. The total amount due (including accrued interest) is $3,736,895 USD (equivalent to $4,363,199 CDN). The loan is secured by the shares in Stream Sp. but allows for $14 million USD in subordinated loans. The Company accrued $46,135 USD in interest (equivalent to $53,867) CDN) up to March 31, 2006.	4,363,199	4,303,427
	Total	$ 5,220,165	$ 5,174,126
	Deduct current portion:
	Bank loans	207,633	131,771
	Automotive and equipment leasing contracts	153,099	168,595
	Total current portion	360,732	300,366
	Long-term portion	$ 4,859,433	$ 4,873,760

Stream Communications Network & Media Inc.

Notes to the Financial Statements for the three months ended March 31, 2006

(in Canadian dollars) (unaudited)

6.

CUMULATIVE TRANSLATION ACCOUNT

The operations of the Company are situated in the country of Poland along with most of its assets. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

	Rate at end of period	Average rate for the period
March 31, 2006	2.7883	2.7629
December 31, 2005	2.8033	2.8049
March 31, 2005	2.6143	2.5080
December 31, 2004	2.4898	2.7850

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the three months ended March 31, 2006, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2005 balance (Polish zloty)	December 31, 2005 balance ($CDN) at 2005 exchange rate	December 31, 2005 balance ($CDN) at 2006 exchange rate	Exchange loss (gain) on translation into 2006
Rate: Polish zloty to Canadian dollars		2.8033	2.7883
Accounts receivable	zl 1,222,778	$ 436,192	$ 438,539	$ (2,347)
Inventory	28,828	10,284	10,339	(55)
Prepaid expenses and advances	221,405	78,980	79,405	(425)
Property, plant and equipment	26,680,065	9,517,378	9,568,578	(51,200)
Intangibles	3,775,510	1,346,809	1,354,054	(7,245)
Accounts payable and accrued liabilities	(4,170,113)	(1,487,573)	(1,495,575)	8,002
Current portion of long-term debt	(1,005,829)	(358,802)	(360,732)	1,930
Long-term debt	(1,573,652)	(561,357)	(564,377)	3,020
Non-controlling interest	(2,437,836)	(869,631)	(874,309)	4,678
Total exchange gain on translation				$ (43,642)
Deduct: Cumulative translation account, beginning of period				158,859
Cumulative translation account, end of period				(356,355)
Foreign exchange effect				$ (241,138)

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation   account for the three months ended March 31, 2005, and the foreign exchange effect on cash and cash equivalents:

	December 31, 2004 balance (Polish zloty)	December 31, 2004 balance ($CDN) at 2004 exchange rate	December 31, 2004 balance ($CDN) at 2005 exchange rate	Exchange loss (gain) on translation into 2005
Rate: Polish zloty to Canadian dollars		2.4898	2.6143
Accounts receivable	zl 630,975	$ 253,424	$ 241,355	$ 12,069
Inventory	16,883	6,781	6,458	323
Prepaid expenses and advances	206,145	82,796	78,853	3,943
Property, plant and equipment	25,474,478	10,231,536	9,744,283	487,253
Intangibles	7,261,362	2,916,444	2,777,555	138,889
Accounts payable and accrued liabilities	(3,528,460)	(1,417,166)	(1,349,676)	(67,490)
Current portion of long-term debt	(252,789)	(101,530)	(96,695)	(4,835)
Long-term debt	(2,028,457)	(814,707)	(775,908)	(38,799)
Non-controlling interest	(1,768,866)	(710,445)	(676,612)	(33,833)
Total exchange gain on translation				$ 497,520
Deduct: Cumulative translation account, beginning of period				(944,701)
US exchange gain on related party debt				95,728
Cumulative translation account, end of period				404,400
Foreign exchange effect				$ 52,947

Stream Communications Network & Media Inc.

Notes to the Financial Statements for the three months ended March 31, 2006

(in Canadian dollars) (unaudited)

7.

CAPITAL STOCK

(a) Authorized: 150,000,000 common shares of no par value

(b) Issued

	Number of Shares	Price	Share Capital
Balance - December 31, 2004	37,833,800		$ 36,005,421
Settlement of debts	850,000	0.494	419,873
Guarantees by directors for loans payable	400,000	0.679	271,524
Services	792,258	0.669	529,655
Interest and financing costs	682,000	0.371	252,882
Directors fees	18,000	0.195	3,511
Acquisition of subsidiary	2,140,229	0.411	878,647
Private placement	2,052,600	0.664	1,363,174
Private placement	4,000,000	0.218	870,000
Private placement	1,344,014	0.217	291,398
Repayment of loans	500,000	0.484	242,225
Stock options exercised	340,000	0.739	251,366
Fair value of stock options exercised	-	-	164,060
Net returned to treasury on repayment of loan	(3,000,000)	-	-
Value of warrants for private placements	-	-	(414,237)
Balance - December 31, 2005	47,952,901		$ 41,129,499
Private placement	2,366,666	0.217	513,692
Private placement	1,733,333	0.216	374,022
Services	240,000	0.215	51,710
Value of warrants for private placements	-	-	(362,726)
Balance - March 31, 2006	52,292,900		$ 41,706,197

(c) Private placement

On February 27, 2006 a private placement was completed for the issuance of 2,366,666 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

On March 24, 2006 a private placement was completed for the issuance of 1,733,333 units. Each unit is comprised of one common share and a non-transferable share purchase warrant at a price of $0.1875 USD per unit, where two warrants entitle the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD each for a period of two years.

(d) Options

At the Annual General Meeting held on June 29, 2005,  the shareholders approved the amendment to the stock option plan whereby the directors  are  authorized  to  issue  stock  options from time to time to employees,  officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue,  at the minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:	Shares	Weighted average exercise price $
Balance of options at December 31, 2004	2,490,000	$ 0.60	USD
Granted	1,770,000	0.60	USD
Granted	100,000	0.65	USD
Exercised	(300,000)	0.60	USD
Exercised	(40,000)	0.65	USD
Cancelled	(900,000)	0.60	USD
Cancelled	(60,000)	0.65	USD
Balance of options at December 31, 2005	3,060,000	0.60	USD
Granted	-
Exercised	-
Cancelled	(1,395,000)	0.60	USD
Balance of options at March 31, 2006	1,665,000	$ 0.60	USD

Stream Communications Network & Media Inc.

Notes to the Financial Statements for the three months ended March 31, 2006

(in Canadian dollars) (unaudited)

7.

CAPITAL STOCK continued

The following table summarizes information about fixed stock options outstanding at March 31, 2006:

	Options Outstanding			Options Exercisable
Range of exercise prices (USD$)	Number outstanding at March 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at March 31, 2006	Weighted average exercise price (USD$)
$ 0.60	1,665,000	3.5	$0.60	1,665,000	0.60

(e) Warrants

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Weighted average price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2004	3,126,579	2,976,579	$1.84	28-Dec-05	$ 2,025,447
Granted	2,052,600	1,026,300	0.98	27-Jul-07	287,851
Granted	1,344,014	672,010	0.33	30-Sep-07	126,386
Expired	(3,126,579)	(2,976,579)	1.84		-
Exercised	-	-	-		-
Outstanding December 31, 2005	3,396,614	1,698,310	$ 0.72		$ 2,439,684
Granted	4,099,999	2,700,000	0.33		362,726
Expired	-	-	$ -		-
Exercised	-	-	$ -		-
Total Balance March 31, 2006	7,496,613	4,398,310	$ -		$ 2,802,410
Outstanding March 31, 2006:
	2,052,600	1,026,300	$ 0.98	27-Jul-07	287,851
	1,344,014	672,010	$ 0.33	30-Sep-07	126,386
	2,366,666	1,833,333	$ 0.33	27-Feb-08	209,532
	1,733,333	866,667	$ 0.33	24-Mar-08	153,194
Total Balance March 31, 2006	7,496,613	4,398,310	$ 0.72		$ 776,963

8.

CONTINGENCY

The company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003.  The amount claimed is US$3,145,885 of which $NIL has been accrued at March 31, 2006 (December 31, 2005 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

9.

SUBSEQUENT EVENTS

Subsequent to March 31, 2006, a private placement with two placees was completed for a total of 2,400,000 units at $0.15 USD per unit for total proceeds of $360,000. Each unit consists of one common share and a one-half warrant, wherein one warrant will enable the holder to purchase one common share at $0.225 USD for a period of two years.